SUB-ITEM 77I: TERMS OF NEW OR AMENDED SECURITIES
MORGAN STANLEY INSTITUTIONAL FUND TRUST

Redesignation of Adviser Class and Institutional Class to Class P and Class I
Shares

Pursuant to the Registrant's Declaration of Trust, as amended from time to time, the Trustees of the Registrant approved the redesignation of Adviser Class to
Class P Shares and Institutional Class to Class I Shares, effective as of
January 2, 2008. The rights of the holders of such Shares have not been effected by this redesignation.

Establishment of New Class H Shares

Pursuant to the Declaration of Trust, as amended from time to time, the Trustees of the Registrant approved the establishment and designation of Class H Shares of the Registrant for the International Fixed Income, Investment Grade Fixed
Income and Municipal Portfolios.

Class H Shares have a maximum sales charge of 3.50% and a 2% redemption fee to the extent shares are redeemed or exchanged within seven days (30 days with respect to the International Fixed Income Portfolio) of purchase. Class H Shares are subject to a distribution and/or service (12b-1) fee of up to 0.25% of the average daily net assets of Class H Shares.

Class H Shares are available to investors with a minimum investment of $25,000.